Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

07020820

Ref.:
Rune Helland, SVP Investor Relations, Tel: +4722544411
Ole Kristian Lunde, SVP Corporate communication, Tel: +47 22 54 44 31

Date: 17.01.07

ORK – Sale of shares in Mecom

SUPPL

Orkla has sold 146 million shares in Mecom Group Plc, equivalent to 19.97 % of outstanding shares, at a share price of 68 pence.
The book profit is approximately NOK 300 million.
Orkla own after this transaction no shares in Mecom. Orkla continue to own a vendor loan note with outstanding balance of approximately GBP 53 mill.

END